

August 4, 2009

By U.S. Mail and Facsimile to: (802)865-1834

Michael R. Tuttle
President and CEO
Merchants Bancshares, Inc.
275 Kennedy Drive
South Burlington, VT 05403

> **Re:** **Merchants Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-11595**

Dear Mr. Tuttle:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 78

Compensation Discussion and Analysis, page 11 of Definitive Proxy Statement on Schedule 14A

Salary, page 12 of Definitive Proxy Statement on Schedule 14A

1.   It appears that the company benchmarks base salary to its peers. Please identify the component companies that make up the compensation peer group. Please also confirm that you will revise future filings accordingly. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Incentive Bonus, page 13 of Definitive Proxy Statement on Schedule 14A

2.   Please tell us why you have not disclosed the performance targets utilized in determining annual bonuses for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific targets for earnings, return on average assets and return on average equity that were used as bases for awarding bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Outstanding Equity Awards at Fiscal Year-End, page 14 of Definitive Proxy Statement on Schedule 14A

3.   Please tell us, and revise future filings to disclose by footnote, the vesting dates of the options disclosed in this table. Refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Summary Compensation Table, page 16 of Definitive Proxy Statement on Schedule 14A

4.   Please amend this section to reflect summary compensation for the past three years in accordance with Item 402(c) of Regulation S-K or advise the staff why you are not required to provide this information.

5.   Please tell us how you concluded that the annual bonus awards to your named executive officers should be reported in the "Bonus" column rather than the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. We note, in that regard, that the bonus awards appear to be incentive awards based on the company's financial performance. Refer to Item 402(c)(2)(vii) of Regulation S-K.

6.   Please tell us, and revise future filings to disclose by footnote, the assumptions made in the valuation of the Option Awards by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements or in Management's Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Signatures, page 82

7.   Please tell us if the report has been signed by the company's controller or principal accounting officer. Please also confirm that you will clearly identify the company's controller or principal accounting officer as a signatory in future filings. Refer to General Instruction D(2)(a) to Form 10-K.

Exhibits 31.1 and 31.2

8.   We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, you have added the word "annual" in paragraphs 2 and 3, added the word "we" in paragraph 4 and modified the language in paragraphs 4(d) and 5. We note similar modifications in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended March 31, 2009. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney